JOHN MCILVERY
                                           Partner
                                           Direct       818.444.4502
                                           Voice
                                           Direct Fax   818.474.8602
                                           Mobile       626.705.0758
                                           E-Mail       jmcilvery@biztechlaw.com


March 24, 2006

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3561

         RE:      PEOPLE'S LIBERATION, INC.
                  RESPONSES TO STAFF COMMENTS OF MARCH 16, 2006 WITH RESPECT TO:

                  AMENDMENT ONE TO REGISTRATION STATEMENT ON FORM SB-2 FILED MARCH 9, 2006
                  FILE NO. 333-130930

                  FORM 10-KSB FOR FISCAL YEAR ENDED DECEMBER 31, 2005 FILED MARCH 7, 2006
                  FILE NO. 0-16075

Ladies and Gentlemen:

         On behalf of People's Liberation, Inc. (the "COMPANY"), we hereby provide the following responses in reply to the Staff's comment letter, dated March 16, 2006 (the "COMMENT LETTER"). The factual information provided herein relating to the Company has been made available to us by the Company. Paragraph numbering used for each supplemental response set forth below corresponds to the numbering used in the Comment Letter.

         In addition, we have enclosed as Attachments to this letter, supplemental information requested by the Staff in the Comment Letter, and proposed revisions to the above referenced Registration Statement on Form SB-2. Please be advised that the Company intends to file, at a later date, Amendment No. 2 to Registration Statement on Form SB-2 (the "SB-2 AMENDMENT NO. 2") and Amendment No. 1 to Annual Report on Form 10-KSB (the "10-KSB Amendment") to address the Comment Letter and any further direction from the Staff in connection with the following responses.


       15260 Ventura Boulevard, 20th Floor, Sherman Oaks, California 91403 office > 818.444.4500 fax > 818.444.4520 www.biztechlaw.com

Securities and Exchange Commission
March 24, 2006
Page 2


AMENDMENT NO.1 TO REGISTRATION STATEMENT ON FORM SB-2

FINANCIAL STATEMENTS, PAGE F-1

GENERAL

1. SINCE THE ACQUISITION OF VERSATILE ENTERTAINMENT, INC. AND BELLA ROSE LLC IS ACCOUNTED FOR AS RECAPITALIZATION AND IS EQUIVALENT TO THE ISSUANCE OF STOCK BY THE OPERATING ENTERPRISES FOR THE NET ASSETS OF THE SHELL CORPORATION, PLEASE REVISE THE HISTORICAL STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY TO:

         o REFLECT THE EQUIVALENT NUMBER OF SHARES OF SERIES A PREFERRED STOCK OF PEOPLE'S LIBERATION RECEIVED BY THE STOCKHOLDERS OF VERSATILE AND MEMBERS OF BELLA ROSE IN THE EXCHANGE FOR EACH PERIOD PRESENTED, INCLUDING EQUIVALENT SHARES RELATED TO EQUITY TRANSACTIONS DURING THE PERIODS;

         o SEPARATELY PRESENT THE RETROACTIVE CONVERSION OF THE SERIES A PREFERRED STOCK TO COMMON STOCK ON A POST-SPLIT BASIS; AND

         o SEPARATELY PRESENT THE ISSUANCE OF COMMON STOCK TO THE SHAREHOLDERS OF THE SHELL CORPORATION FOR ITS NET MONETARY ASSETS.

         PLEASE ALSO DISCLOSE IN NOTE 1 TO THE FINANCIAL STATEMENTS THAT THE CAPITAL STRUCTURE OF THE CONSOLIDATED ENTERPRISE, BEING THE CAPITAL STRUCTURE OF THE LEGAL PARENT, IS DIFFERENT FROM THAT APPEARING IN THE COMBINED FINANCIAL STATEMENTS OF THE LEGAL SUBSIDIARIES IN EARLIER PERIODS DUE TO REVERSE MERGER ACCOUNTING.

         The Company will include in the SB-2 Amendment No. 2 and 10-KSB Amendment, revised audited financials for the fiscal year ended December 31, 2005 that reflect the changes requested by the Staff to the Company's historical statement of changes in stockholders' equity. Attached to this letter as ATTACHMENT A are the Company's Statement of Changes in Stockholder's Equity, Statement of Operations, and Statements of Cash Flows, in each case as proposed to be amended to address the Staff's comments. Additionally, the Company will include in Note 1 to its consolidated financial statements additional disclosure relating to the specific item addressed by the Staff, as follows:

         "The consolidated financial statements reflect the capital structure of People's Liberation, Inc., the parent holding company, after giving effect to the exchange transaction. The capital structure in the historical

Securities and Exchange Commission
March 24, 2006
Page 3


         combined financial statements of Versatile and Bella Rose prior to the exchange transaction are different as they do not affect reverse merger accounting."

CONSOLIDATED STATEMENT OF OPERATIONS, PAGE F-4

2. PLEASE PRESENT PRO FORMA TAX EXPENSE AND EARNINGS PER SHARE DATA ASSUMING VERSATILE WAS A C CORPORATION AND BELLA ROSE WAS CONSOLIDATED FOR EACH OF THE YEARS PRESENTED. PLEASE ALSO DISCLOSE YOUR ASSUMPTIONS REGARDING THE PRO FORMA COMPUTATIONS IN THE NOTES TO FINANCIAL STATEMENTS.

         The Company will revise its Statement of Operations for the fiscal year ended December 31, 2005 to reflect the changes requested by the Staff. Included in ATTACHMENT A is the Company's Statement of Operations, as proposed to be amended. The Company previously included assumptions regarding the pro forma computations in Note 8 to the consolidated financial statements.

NOTE 3 - EARNINGS PER SHARE, PAGE F-13

3. PLEASE TELL US HOW YOU DETERMINED THE WEIGHTED-AVERAGE NUMBER OF SHARES USED TO COMPUTE BASIC AND DILUTED LOSS PER SHARE FOR EACH YEAR PRESENTED. A SUMMARY OF YOUR CALCULATIONS MAY BE USEFUL TO OUR UNDERSTANDING. PLEASE ALSO TELL HOW YOUR COMPUTATIONS OF BASIC AND
         DILUTED EARNINGS PER SHARE COMPLY WITH FAS 128 GIVEN THAT THE CONVERSION OF THE SERIES A PREFERRED STOCK BECAME EFFECTIVE AFTER THE LATEST BALANCE SHEET DATE. THE EARNINGS PER SHARE COMPUTATIONS APPEAR TO REPRESENT PRO FORMA INFORMATION. IF SO, PLEASE REVISE TO PRESENT BASIC AND DILUTED LOSS PER SHARE INFORMATION IN ACCORDANCE WITH FAS 128 IN ADDITION TO THE PRO FORMA INFORMATION AND REVISE THE STATEMENTS OF OPERATIONS AS APPROPRIATE.

         The Company's computations of basic and weighted-average number of shares outstanding for the fiscal years ended December 31, 2005 and 2004 are included in ATTACHMENT B. Although the conversion of the Series A preferred stock technically occurred after the balance sheet date, the Company's calculations comply with FAS 128 because the Company considered the preferred stock to be equivalent to common stock, and, therefore, the preferred shares were included in the weighted-average calculation for the fiscal year ended December 31, 2005. The preferred stock had the same voting rights as the common stock and did not accrue any benefits to the shareholders that they would not have had if they held common shares. Furthermore, the shareholders effectively held the voting power and the ability to convert the shares into common stock at the time of issuance pending only the formality of authorizing a sufficient number of common shares. In fact, concurrently with consummation of the exchange transaction, the

Securities and Exchange Commission
March 24, 2006
Page 4


Company obtained the consent of a majority of the shareholders to convert the shares. The Company understands that, generally, the historical balance sheet or statement of operations should not be revised to reflect conversions of outstanding securities that become effective after the latest balance sheet date presented. However, not to do so in this case would result in earnings per share information that would be meaningless and misleading on a comparative basis going forward.

         In reviewing the computation of basic and weighted-average number of shares outstanding for the year ended December 31, 2005, the Company noted an error in its calculation. The Company will reflect this change in its financial statements to revise the weighted-average outstanding shares for the fiscal year ended December 31, 2005 from 21,415,431 to 22,126,219. There was no change to the loss per share as a result of this error.

NOTE 8 - STOCKHOLDERS' EQUITY, PAGE F-15

4. IT APPEARS THAT THE EFFECTIVE CONVERSION PRICE OF THE SERIES A PREFERRED STOCK IS LESS THAN THE FAIR MARKET VALUE OF YOUR COMMON STOCK AT THE DATE OF ISSUANCE. PLEASE TELL US WHETHER YOU RECOGNIZED THE BENEFICIAL CONVERSION IN YOUR FINANCIAL STATEMENTS. IF SO, PLEASE TELL US HOW YOU MEASURED AND RECORDED THE BENEFICIAL CONVERSION FEATURE AND HOW YOU ARE ACCOUNTING FOR THE DISCOUNT RESULTING FROM THE ALLOCATION OF PROCEEDS TO THE BENEFICIAL CONVERSION FEATURE. IF NOT, PLEASE EXPLAIN TO US IN DETAIL WHY A BENEFICIAL CONVERSION FEATURE SHOULD NOT BE RECOGNIZED CITING THE RELEVANT AUTHORITATIVE LITERATURE THAT SUPPORTS YOUR POSITION. OTHERWISE, PLEASE REVISE YOUR FINANCIAL STATEMENTS ACCORDINGLY. REFER TO EITF 98-5 AND EITF 00-27.

         After further review, the Company has determined that a deemed dividend of $4.9 million related to the beneficial conversion feature of its preferred stock issued to investors should have been recorded in the financial statements for the year ended December 31, 2005. The deemed dividend was calculated based on the excess of the fair market value of the Company's common stock on the date of the closing of the private placement transaction over the purchase price of the preferred stock paid by the investors on an equivalent share basis. Since the Company has negative retained earnings, there is no effect to stockholders' equity after this adjustment. Included in ATTACHMENT A are the Company's Statement of Operations and Statement of Cash Flows, in each case as proposed to be amended to reflect the change in earnings per share due to the deemed dividend.

         Additionally, the Company will disclose the beneficial conversion feature and the amount of the deemed dividend in Note 8 to its financial statements. Pro forma earnings

Securities and Exchange Commission
March 24, 2006
Page 5


per share will also be revised in Note 8 to its financial statements. The Company will revise Note 3 to its financial statements to reflect the effect on earnings per share after the deemed dividend. The Company proposes to add a new
Note 19 to the Notes to Consolidated Financial Statements to describe the restatement. The proposed changes to Notes 3 and 8 and new Note 19 are as follows:

NOTE 3

YEAR ENDED DECEMBER 31, 2005:            LOSS          SHARES(1)     PER SHARE
                                      (NUMERATOR)   (DENOMINATOR)      AMOUNT
                                     -----------     -----------    -----------
Basic loss per share:
Net loss (2) ....................    $  (569,567)     22,776,904    $     (0.03)
Preferred stock deemed dividend
   (Note 8) .....................     (4,906,250)

Effect of Dilutive Securities:
Options .........................           --              --             --
Warrants ........................           --              --             --
                                     -----------     -----------    -----------
Loss available to common
   stockholders (1) .............    $(5,475,817)     22,776,904    $     (0.24)
                                     ===========     ===========    ===========

YEAR ENDED DECEMBER 31, 2004:
Basic loss per share:
Loss available to common
   stockholders .................    $  (271,921)     10,638,300    $     (0.03)

Effect of Dilutive Securities:
Options .........................           --              --             --
Warrants ........................           --              --             --
                                     -----------     -----------    -----------
Loss available to common
   stockholders (1) .............    $  (271,921)     10,638,300    $     (0.03)
                                     ===========     ===========    ===========


(1) Reflects the retroactive conversion of Series A convertible preferred stock, reverse stock split of 1:9.25 and subsequent issuance of shares to preserve round lot holders as of January 1, 2004, which became effective on January 5, 2006.
(2)      As restated, Note 19.

Securities and Exchange Commission
March 24, 2006
Page 6


NOTE 8

         The intrinsic value of the conversion feature related to the issuance of the Series A convertible preferred stock to investors amounted to approximately $4.9 million. The effect of recording the beneficial conversion feature on the December 31, 2005 financial statements was an increase in the additional paid-in capital of $4.9 million and an offsetting decrease in additional paid-in capital of the same amount.


                                                      2005             2004
                                                  ------------     ------------
Net loss, as reported ........................    $   (569,567)    $   (271,921)
Pro forma income tax benefit .................        (205,000)         (90,800)
Pro forma net loss ...........................        (315,167)        (180,321)
Pro forma net loss available to common
   shareholders (1) ..........................      (5,221,417)        (180,321)
Pro forma basic and diluted loss per
   common share (1) ..........................           (0.23)           (0.02)

Pro forma basic and diluted weighted
   average common shares outstanding (1) .....      22,776,904       10,638,300

  (1) As restated, Note 19.

NOTE 19

NOTE 19 - RESTATEMENT OF FINANCIAL RESULTS

         As a result of a review by the Securities and Exchange Commission ("SEC") in connection with our filing of a registration statement, we have reviewed the accounting treatment of our November 2005 private placement of convertible preferred stock and exchange transaction. As a result, we have revised our accounting treatment for these transactions to record a beneficial conversion feature in accordance with Emerging Issues Task Force ("EITF") No. 98-5 and to restate our financial statements for the fiscal year ended December 31, 2005 to reflect the beneficial conversion feature of the convertible preferred stock issued to investors and the equivalent number of Series A preferred shares of certain items included within shareholders' equity beginning January 1, 2004 through December 31, 2005, and an increase to our loss per share and weighted-average shares outstanding calculations for the year ended December 31, 2005. The restatement has no impact on total assets, liabilities, total shareholders' equity, net loss or cash flows. The restatement will not have any effect on reported earnings for future periods.

         We have restated our 2005 financial statements to reflect the recording of the beneficial conversion feature of approximately $4.9 million. The beneficial conversion feature relates to issuance of 578,125 shares of Series A convertible preferred stock in November 2005. The recording of the beneficial conversion feature of the preferred shares resulted in an increase in loss per share to common shareholders for the year ended

Securities and Exchange Commission
March 24, 2006
Page 7


December 31, 2005 to $(0.24) per share from the previously reported $(0.03) per share. The beneficial conversion feature does not change our reported net loss for the year ended December 31, 2005, nor any subsequent period. The effect of recording the beneficial conversion feature on the December 31, 2005 financial statements was an increase in the additional paid-in capital of $4.9 million and an offsetting decrease in additional paid-in capital of the same amount. The restatement did not change total shareholders' equity at December 31, 2005. A summary of the effects of the restatement as of and for the year ended December 31, 2005 are as follows:

                                                   As Previously        As
                                                     Reported        Restated
                                                   ------------    ------------

Basic and diluted loss per share common
shareholder ....................................   $      (0.03)   $      (0.24)
Basic and diluted weighted-average common
shares outstanding .............................     21,415,431      22,776,904
Pro forma basic and diluted loss per share
common shareholder .............................   $      (0.01)   $      (0.23)
Pro forma basic and diluted weighted-average
common shares outstanding ......................     34,370,100      22,776,904
Net loss available to common  shareholders .....   $   (569,567)   $ (5,475,817)
Pro forma net loss available to common
shareholders ...................................   $   (315,167)   $ (5,221,417)


5. PLEASE TELL US YOUR BASIS IN GAAP FOR PRESENTING PRO FORMA INFORMATION ASSUMING THE CONVERSION OF THE SERIES A PREFERRED STOCK OCCURRED AS OF THE BEGINNING OF THE RESPECTIVE ACCOUNTING PERIODS. PLEASE REFER TO THE COMMENT ABOVE REGARDING EARNINGS PER SHARE.

         Please see the response to Comment No. 3 above.

FORM 10-KSB FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005

6.       PLEASE AMEND YOUR FILING TO ADDRESS THE ABOVE COMMENTS.

         The Company will include the applicable disclosures and revisions in the 10-KSB Amendment to address the Staff's comments.

                                    * * * * *

Securities and Exchange Commission
March 24, 2006
Page 7


         The Company acknowledges that:

         o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

         o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

         o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         We hope the above has been responsive to the Staff's comments. If you have any questions or require any additional information or documents, please telephone me at (818) 444-4502.

                                             Sincerely,


                                             /s/ John J. McIlvery
                                             ----------------------
                                             John J. McIlvery

cc:      Daniel Guez
         Darryn Barber

                                                                    ATTACHMENT A

                            PEOPLE'S LIBERATION, INC.

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                                               Year Ended      Year Ended
                                                              December 31,    December 31,
                                                                  2005            2004
                                                              ------------    ------------
Net sales .................................................   $  5,803,067    $    163,702
Cost of goods sold ........................................      3,567,212         103,091
                                                              ------------    ------------
 Gross profit .............................................      2,235,855          60,611
                                                              ------------    ------------

Selling expenses ..........................................        861,742          75,494
Design and production .....................................        891,985          81,638
General and administrative ................................        972,091         166,625
                                                              ------------    ------------

 Total operating expenses .................................      2,725,818         323,757
                                                              ------------    ------------

Loss from operations ......................................       (489,963)       (263,146)

Interest expense ..........................................         28,637           1,189
Loss on disposal of fixed asset ...........................          1,567           6,786
                                                              ------------    ------------
 Total other expense ......................................         30,204           7,975
                                                              ------------    ------------

Loss before income taxes ..................................       (520,167)       (271,121)
Provision for income taxes ................................         49,400             800
                                                              ------------    ------------

Net loss ..................................................   $   (569,567)   $   (271,921)
                                                              ============    ============

Basic and diluted weighted average loss per common
share (1,2) ...............................................   $      (0.24)   $      (0.03)
                                                              ============    ============

Basic and diluted weighted average common shares
   outstanding (1,2) ......................................     22,776,904      10,638,300
                                                              ============    ============

Pro forma income taxes and earnings per share:
  Net loss ................................................   $   (569,567)   $   (271,921)
  Pro forma income tax benefit ............................       (205,000)        (90,800)
  Pro forma net loss ......................................       (315,167)       (180,321)
  Pro forma net loss available to common shareholders (2) .     (5,221,417)       (180,321)
  Pro forma basic and diluted loss per common share (2) ...          (0.23)          (0.02)

  Pro forma basic and diluted weighted average
     common shares outstanding (2) ........................     22,776,904      10,638,300

(1) Reflects the retroactive conversion of Series A convertible preferred stock, reverse stock split of 1:9.25 and subsequent issuance of shares to preserve round lot holders as of January 1, 2004, which became effective on January 5, 2006.
(2)      As restated, see Note 19.

                 See Notes to Consolidated Financial Statements.

                            PEOPLE'S LIBERATION, INC.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                             Year Ended December 31,
                                                              2005            2004
                                                           -----------    -----------
Cash flows from operating activities:
  Net loss .............................................   $  (569,567)   $  (271,921)
  Adjustments to reconcile net loss to net cash used by
  operating activities:
     Depreciation and amortization .....................        18,778          2,305
     Loss on disposal of fixed asset ...................         1,567          6,786
     Deferred income taxes .............................        31,400           --
     Changes in operating assets and liabilities:
       Receivables .....................................    (2,037,295)       (22,978)
       Inventories .....................................    (1,056,224)       (36,757)
       Prepaid expenses and other current assets .......      (205,678)       (16,450)
       Accounts payable and accrued expenses ...........     1,846,605        131,473
       Income taxes payable ............................        15,997           --
                                                           -----------    -----------
         Net cash flows used in operating activities ...    (1,954,417)      (207,542)
                                                           -----------    -----------

Cash flows from investing activities:
  Acquisition of trademarks ............................       (41,525)        (5,883)
  Acquisition of property and equipment ................      (156,760)       (36,131)
                                                           -----------    -----------
     Net cash flows used in investing activities .......      (198,285)       (42,014)
                                                           -----------    -----------

Cash flows from financing activities:
  Net proceeds from private placement of preferred stock     6,672,737           --
  Proceeds from loan payable ...........................         6,011        293,988
  Repayment of advances from shareholder ...............          --          (42,822)
                                                           -----------    -----------
     Net cash flows provided by financing activities ...     6,678,748        251,166
                                                           -----------    -----------

Net increase in cash and cash equivalents ..............     4,526,046          1,610
Cash and cash equivalents, beginning of year ...........         2,230            620
                                                           -----------    -----------
Cash and cash equivalents, end of year .................   $ 4,528,276    $     2,230
                                                           ===========    ===========

Supplemental disclosures of cash flow information:
Cash paid during the year for:
  Interest .............................................   $    28,637    $     1,189
  Income taxes .........................................         2,803            800
   Non-cash financing transactions:
       Loan payable converted to common stock ..........       300,000           --
       Trade payable converted to equity ...............        25,000           --
       Beneficial conversion feature of preferred
          stock issued to investors ....................     4,906,250           --
       Exchange of common stock and members' equity for
       preferred stock:
         Common stock ..................................      (301,000)          --
         Members' equity ...............................       643,069           --
         S Corp earnings ...............................       (13,725)
         Preferred stock Series A ......................             1           --

                 See Notes to Consolidated Financial Statements.

                            PEOPLE'S LIBERATION, INC.

                      CONSOLIDATED STATEMENT OF CHANGES IN
                              STOCKHOLDERS' EQUITY

                                                                        Preferred Stock Series A
                                                Common Stock (4)                  (4)
                                           -------------------------   --------------------------
                                             Shares         Amount        Shares        Amount
                                           -----------   -----------   -----------    -----------
Balance at January 1, 2004 (1) .........          --     $      --         984,042    $     1,000

Net loss ...............................          --            --            --             --
                                           -----------   -----------   -----------    -----------
                                                  --            --         984,042          1,000
Balance at December 31, 2004 (1)

Stock issued for assumption of debt (1)           --            --         984,043        300,000
Formation of Bella Rose (1) ............          --            --         442,819           --
Trade payable converted to members'
   equity (1) ..........................          --            --          49,202         25,000
Issuance of common stock to existing
   shareholders of People's Liberation,
   Inc. (2) ............................     1,524,349         1,524          --             --
Exchange transaction of Versatile
   common stock and Bella Rose members'
   equity ..............................          --            --            --         (325,999)
Members' deficit adjustment for
   operations prior to exchange
   transaction .........................          --            --            --             --
Stockholder's equity adjustment for
   operations prior to change in S
   Corporation tax status ..............          --            --            --             --
Private placement of preferred stock
   Series A, including intrinsic value
   of beneficial conversion feature ....          --            --         578,125      6,672,737
Retroactive effect of conversion of
   series A Preferred Stock and reverse
   stock split on January 5, 2006 (3) ..    32,845,751        32,846    (3,038,231)    (6,672,738)
Net loss ...............................          --            --            --             --
                                           -----------   -----------   -----------    -----------
Balance at December 31, 2005 ...........    34,370,100   $    34,370          --      $      --
                                           ===========   ===========   ===========    ===========


                                           Additional
                                            Paid-in       Accumulated
                                           Capital (4)      Deficit         Total
                                           -----------    -----------    -----------
Balance at January 1, 2004 (1) .........   $      --      $   (43,202)   $   (42,202)

Net loss ...............................          --         (271,921)      (271,921)
                                           -----------    -----------    -----------
                                                  --         (315,123)      (314,123)
Balance at December 31, 2004 (1)

Stock issued for assumption of debt (1)           --             --          300,000
Formation of Bella Rose (1) ............          --             --             --
Trade payable converted to members'
   equity (1) ..........................          --             --           25,000
Issuance of common stock to existing
   shareholders of People's Liberation,
   Inc. (2) ............................        (1,524)          --             --
Exchange transaction of Versatile
   common stock and Bella Rose members'
   equity ..............................       325,999           --             --
Members' deficit adjustment for
   operations prior to exchange
   transaction .........................      (643,069)       643,069           --
Stockholder's equity adjustment for
   operations prior to change in S
   Corporation tax status ..............        13,725        (13,725)          --
Private placement of preferred stock
   Series A, including intrinsic value
   of beneficial conversion feature ....          --             --        6,672,737
Retroactive effect of conversion of
   series A Preferred Stock and reverse
   stock split on January 5, 2006 (3) ..     6,639,892           --             --
Net loss ...............................          --         (569,567)      (569,567)
                                           -----------    -----------    -----------
Balance at December 31, 2005 ...........   $ 6,335,023    $  (255,346)   $ 6,114,047
                                           ===========    ===========    ===========

(1) Reflects the equivalent number of shares of Series A preferred stock held by the shareholders of Versatile and received by the members of Bella Rose at the time of its formation on May 13, 2005 as if the exchange transaction occurred on January 1, 2004 (Note 8).
(2) Reflects the reverse stock split of 1:9.25 and subsequent issuance of shares to preserve round lot holders as of December 31, 2005, which became effective on January 5, 2006
(3) Reflects the retroactive conversion of Series A convertible preferred stock, reverse stock split of 1:9.25 and subsequent issuance of shares to preserve round lot holders as of December 31, 2005, which became effective on January 5, 2006.
(4)      As restated, see Note 19.

                 See Notes to Consolidated Financial Statements.

                                                                    ATTACHMENT B

                               PEOPLE'S LIBERATION
                         Earnings per Share Calculation
                      YEAR-TO-DATE ENDED December 31, 2005
                               BASIC AND DILUTIVE

WEIGHTED AVERAGE NUMBER OF SHARES:
                                                                                        365             YTD
                                                                            Time        YTD        Weighted Ave.
                                              Change in     Total Shares   period    Weighting       Number of
    Date         Transaction Detail             Shares       Outstanding   (days)      Factor         Shares
---------------------------------------------------------------------------------------------------------------
12/31/2004  Beginning Balance (45 shares
               Versatile)                                     10,638,300        -          -                -
12/31/2004  Century's Shares                   1,524,349      12,162,649      133       0.3644        4,431,869
 5/13/2005  Formation of Bella Rose LLC        4,787,235      16,949,884        3       0.0082          139,314
 5/16/2005  Versatile Issuance of 45 shares   10,638,300      27,588,184       60       0.1644        4,535,044
 7/15/2005  Bella Rose Issuance of Member
               Interest $25k                     531,916      28,120,100      131       0.3589       10,092,419
11/23/2005  Private Placement                  6,250,000      34,370,100       38       0.1041        3,578,257
                                                            ---------------------------------------------------
12/31/2005  Ending Balance                             -      34,370,100      365         1.00       22,776,904
                                                            ===================================================

                                                  Basic/Dilutive      Proforma
                                                  --------------     ----------
Net Loss, December 31, 2005                           (569,567)       (315,167)

Deemed Dividend                                     (4,906,250)     (4,906,250)

Net Loss Available to Common Shareholders           (5,475,817)     (5,221,417)

Weighted Ave Number of shares                       22,776,904      22,776,904

Net Loss per share                                       (0.24)          (0.23)


                               PEOPLE'S LIBERATION
                         EARNINGS PER SHARE CALCULATION
                      YEAR-TO-DATE ENDED DECEMBER 31, 2004
                               BASIC AND DILUTIVE

WEIGHTED AVERAGE NUMBER OF SHARES:
                                                                                        366             YTD
                                                                            Time        YTD        Weighted Ave.
                                              Change in     Total Shares   period    Weighting       Number of
    Date         Transaction Detail             Shares       Outstanding   (days)      Factor         Shares
---------------------------------------------------------------------------------------------------------------

12/31/2003  Beginning Balance (45 shares
               Versatile)                                     10,638,300      366       1.0000       10,638,300
                                                            ---------------------------------------------------
12/31/2004  Ending Balance                           -        10,638,300      366         1.00       10,638,300
                                                            ===================================================

                                                Basic/Dilutive       Proforma
                                                --------------      ----------
12/31/04 Net Loss - ytd                             (271,921)        (180,321)

Weighted Ave Number of shares                     10,638,300       10,638,300

Net Loss per share                                     (0.03)           (0.02)